FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number 000-50859

TOP TANKERS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG. ALEXANDROU STREET
MAROUSSI
ATHENS 151 24
GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a letter to the shareholders of TOP Tankers Inc. (the “Company”) regarding the Notice of the Annual Meeting of Shareholders of the Company.  Attached as Exhibit 2 is the Notice of the Annual Meeting of Shareholders of the Company.  Attached as Exhibit 3 is the Form of Proxy for the Annual Meeting of Shareholders of the Company.  Attached as Exhibit 4 is the Proxy Statement for the Annual Meeting of Shareholders of the Company.

Exhibit 1

May 7, 2007

TO THE SHAREHOLDERS OF TOP TANKERS INC.

Enclosed is a Notice of the Annual Meeting of Shareholders of TOP Tankers Inc. (the “Company”) which will be held at the Pentelikon Hotel, 6 Deligianni Street, Kefalari, Kifissia, Athens, Greece on June 28, 2007 at 1300 hours.

At this Annual Meeting (the “Meeting”), shareholders of the Company will consider and vote upon proposals:

1.	To elect three Class III Directors to serve until the 2010 Annual Meeting of Shareholders (“Proposal One”);

2.
To approve a reverse split of the Company’s common stock at a ratio of 2 to 1 and the related amendment to the Company’s Amended and Restated Articles of Incorporation, attached hereto as Exhibit A (“Proposal Two”);

3.	To ratify the appointment of Deloitte (Greece) as the Company’s independent auditors for the fiscal year ending December 31, 2007 (“Proposal Three”); and

4.	To transact other such business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of votes cast by shareholders entitled to vote and voting at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of all outstanding shares entitled to vote at the Meeting.  Adoption of Proposal Three requires the affirmative vote of a majority of votes cast by shareholders entitled to vote and voting at the Meeting.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

                        1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24
        Tel: +30 210 812 8300, Fax: +30 210 614 1203
               e-mail: am@toptankers.com – www.toptankers.com

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED IN THE PROXY STATEMENT.

Very truly yours,

Evangelos J. Pistiolis
Chief Executive Officer

Exhibit 2

TOP TANKERS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
June 28, 2007

NOTICE IS HEREBY given that the Annual Meeting of the shareholders of TOP Tankers Inc. (the “Company”) will be held on June 28, 2007, at 1300 hours, at the Pentelikon Hotel, 6 Deligianni Street, Kefalari, Kifissia, Athens, Greece, for the following purposes, of which item 1 is more completely set forth in the accompanying Proxy Statement:

1.	To elect three Class III Directors to serve until the 2010 Annual Meeting of Shareholders (“Proposal One”);

2.
To approve the reverse split of the Company’s common shares at a ratio of 2 to 1 and the related amendment to the Company’s Amended and Restated Articles of Incorporation, attached hereto as Exhibit A (“Proposal Two”);

3.	To ratify the appointment of Deloitte (Greece) as the Company’s independent auditors for the fiscal year ending December 31, 2007 (“Proposal Three”);

4.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on May 4, 2007 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

  1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24
        Tel: +30 210 812 8300, Fax: +30 210 614 1203
        e-mail: am@toptankers.com – www.toptankers.com

If you attend the annual meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Eirini Alexandropoulou
Secretary

May 7, 2007

Athens, Greece

Exhibit 3

[FRONT OF PROXY CARD]

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

[LOGO]

Proxy – Top Tankers Inc.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF TOP TANKERS INC.

The undersigned hereby appoints Evangelos J. Pistiolis, Stamatios N. Tsantanis and Eirini Alexandropoulou, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of TOP Tankers Inc. Common Stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Stockholders of TOP Tankers Inc. to be held June 28, 2007 or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED “FOR” THE PROPOSALS.  THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

(Continued, and to be marked, dated and signed, on the other side.)

[REVERSE OF PROXY CARD]

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR

Proxies submitted by the Internet or telephone must be received by 1:00a.m., Central Time, on June 28, 2007.

Vote by Internet

•	Log on to the Internet and go to www.investorvote.com
•	Follow the steps outlined on the secured website.

Vote by telephone

•	Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is NO CHARGE to you for the call.
•	Follow the instructions provided by the recorded message.

Annual Meeting Proxy Card

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A  Proposals – The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2 – 3.

1.           Election of Directors:
01 – Evangelos J. Pistiolis*                                                      □ For                             □ Withhold
02 – Stamatios N. Tsantanis*                                                  □ For                             □ Withhold
03 – Vangelis G. Ikonomou*                                                    □ For                             □ Withhold

*To elect three Class III Directors to serve untill the 2010 Annual Meeting of Shareholders.

2.	To approve the reverse split of the Company’s common stock at a ratio of 2 to 1 and the related amendment to the Company’s Amended & Restated Articles of Incorporation.
□ For	□ Against	□ Abstain

3.	To ratify the appointment of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2007.
□ For	□ Against	□ Abstain

4.	To transact other business as may properly come before the meeting or any adjournment thereof.

B  Non-Voting Items

Change of Address – Please print new address below.
________________________

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting             □

C  Authorized Signatures – This section must be completed for your vote to be counted.  - Date and Sign Below

Please sign exactly as name(s) appears hereon.  Joint owners should each sign.  When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) – Please print date below.
________________________

Signature 1 – Please keep signature within the box.
________________________

Signature 2 – Please keep signature within the box.
________________________

Exhibit 4

TOP TANKERS INC.
1 VAS. SOFIAS & MEG. ALEXANDROU STREET
MAROUSSI

ATHENS 151 24, GREECE

______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 28, 2007
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board” or the “Directors”) of TOP Tankers Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at the Pentelikon Hotel, 6 Deligianni Street, Kefalari, Kifissia, Athens, Greece, on June 28, 2007, at 1300 hours, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about May 17, 2007, to shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The outstanding voting securities of the Company on May 4, 2007 (the “Record Date”), consisted of 32,429,105 shares of common stock, par value $0.01 (the “Common Shares”).  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

             1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24
        Tel: +30 210 812 8300, Fax: +30 210 614 1203
        e-mail: am@toptankers.com – www.toptankers.com

The Common Shares are listed on the Nasdaq National Market (“Nasdaq”) under the symbol “TOPT.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has seven directors.  As provided in the Company’s Amended and Restated Articles of Incorporation, each Director is elected to serve for a three year term.

Accordingly, the Board of Directors has nominated Evangelos J. Pistiolis, Stamatios N. Tsantanis and Vangelis G. Ikonomou, all Class III Directors, for re-election as directors whose term would expire at the 2010 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominees as the current Board of Directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominee for Director of the Company is set forth below:

Name	Age	Position
Evangelos J. Pistiolis	34	Director, President and Chief Executive Officer
Stamatios N. Tsantanis	35	Director and Chief Financial Officer
Vangelis G. Ikonomou	42	Director and Executive Vice President

Evangelos J. Pistiolis founded our Company in 2000, is our President and Chief Executive Officer and has served on our board of directors since July 2004. Mr. Pistiolis graduated from Southampton Institute of Higher Education in 1999 where he studied shipping operations and from Technical University of Munich in 1994 where he earned a bachelor’s degree in mechanical engineering. Mr. Pistiolis’s career in shipping started in 1992 when he was involved with the day to day operations of a small fleet of drybulk carriers. From 1994 through 1995 he worked at Howe Robinson & Co. Ltd., a London shipbroker specializing in container vessels. While studying at the Southampton Institute of Higher Education, Mr. Pistiolis oversaw the daily operations of Compass United Maritime Container Vessels, a ship management company located in Greece.

Stamatios N. Tsantanis is our Chief Financial Officer and has served on our board of directors since July 2004. From 1999 to 2004, Mr. Tsantanis was employed by Alpha Finance, a member of the Alpha Bank group, a leading Greek financial institution. In his capacity as a senior investment banker at Alpha Finance Mr. Tsantanis participated in a number of equity, debt and convertible securities offerings in Europe and the United States in the transportation sector and shipping in particular. Prior to his tenure at Alpah Finance, Mr. Tsantanis worked in the operations department of Athlomar Shipping and Trading. Mr. Tsantanis holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, and a Bachelors degree in Shipping Economics from the University of Piraeus.

Vangelis G. Ikonomou is our Executive Vice President and has served on our board of directors since July 2004. Prior to joining the Company, Mr. Ikonomou was the Commercial Director of Primal Tankers Inc. From 2000 to 2002, Mr. Ikonomou worked with George Moundreas & Company S.A. where he was responsible for the purchase and sale of second-hand vessels and initiated and developed a shipping industry research department. From 1993 to 2000, Mr. Ikonomou worked, for Eastern Mediterranean Maritime Ltd., a ship management company in Greece, in the commercial as well as the safety and quality departments. Mr. Ikonomou holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, a Bachelors degree in Business Administration from the University of Athens in Greece and a Navigation Officer Degree from the Higher State Merchant Marine Academy in Greece.

Audit Committee.  The Company’s Board of Directors has established an Audit Committee, consisting of three members, which is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s outside auditors.  The Audit Committee currently consists of Messrs. Christopher Thomas, Michael Docherty and Roy Gibbs. As the Company is a foreign private issuer, it is exempt from the corporate governance rules of the Nasdaq National Market, other than the Audit Committee requirement.

Required Vote.  Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF REVERSE SPLIT OF
COMPANY’S SHARES

The Board believes it would be in the best interests of the Company and its shareholders to adopt an amendment to the Company’s Amended and Restated Articles of Incorporation that will effect a reverse stock split in which every two shares issued and outstanding shares of common stock will be converted into one share.  The number of authorized shares that the Company may issue will remain the same as will the par value of the common stock, which is $.01 per share.

The amendment that will effect the reverse split will be, by its terms, effective as of July 2, 2007. The language which will amend Section D of the Company’s Amended and Restated Articles of Incorporation is attached to this proxy statement as Exhibit A.

Purpose and Background of the Reverse Split

Our primary objective in proposing the reverse split is to increase the liquidity of our Common Shares.  We believe that certain securities firms fail to follow and research companies having lower-priced securities. Those firms also may discourage their registered representatives from recommending the purchase of lower-priced securities. In addition, the policies and practices of some brokerage houses tend to discourage individual brokers within those firms from dealing in lower priced stocks. Some of these policies and practices relate to the payment of brokers' commissions and to time-consuming procedures that tend to make the handling of lower-priced stocks economically unattractive to brokers. Many of these factors relate to stocks that trade for less than $5.00 per share and we believe it is advisable to proceed with the reverse split so as to increase the likelihood that the price of our common stock will exceed $5.00 per share.

We expect that the decrease in the number of our common shares outstanding as a consequence of the reverse split and the anticipated increase in the price per share will encourage greater interest in our common shares by the financial community and the investing public and possibly promote greater liquidity for our stockholders with respect to those Common Shares presently held by them. However, the possibility also exists that liquidity may be adversely affected by the reduced number of Common Shares that would be outstanding if the reverse split is effectuated.

There can be no assurance that the reverse split will achieve any of the desired results. There also can be no assurance that the price per share of our common stock immediately after the reverse split will increase proportionately with the reverse split, or that any increase will be sustained for any period of time.

Procedure for Exchange of Stock Certificates

As soon as practicable after the effective date of the reverse split, our shareholders will be notified that the reverse stock split has been effected. We expect that our transfer agent will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares or, in the case of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal we will send to our shareholders. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Fractional Shares

    No fractional shares will be created or issued in connection with the reverse stock split. Shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged, will be entitled, upon surrender to the exchange agent of certificates representing such shares or, in the case of non-certificated shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on the NASDAQ Global Market on the last trading day prior to the effective date of the split as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the board of directors. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment thereof as described herein.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of all outstanding shares entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE REVERSE SPLIT OF THE COMPANY’S SHARES.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the selection of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. (“Deloitte”) as the Company's independent auditors for the fiscal year ending December 31, 2007.

Deloitte has advised the Company that Deloitte does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Three will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE, HADJIPAVLOU, SOFIANOS & CAMBANIS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2007.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, telegraph, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposal One or Three have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Eirini AlexandropoulouSecretary

May 7, 2007

Athens, Greece

EXHIBIT A

If Proposal Two is adopted by the affirmative vote of a majority of all shares entitled to vote at the meeting, Section D of the Company’s Amended and Restated Articles of Incorporation will be amended to include the following language in order to give effect to a 2 to 1 reverse split of the Company’s Common Stock.

“Effective with the commencement of business on July 2, 2007, the Company has effected a 2 to 1 reverse stock split as to its issued and outstanding Common Stock, pursuant to which the number of issued and outstanding shares of Common Stock shall decrease from 32,429,105 to 16,214,552 [as adjusted for the cancellation of fractional shares].  The reverse stock split shall not change the number of registered shares of Common Stock the Company is authorized to issue or the par value of the Common Stock.  The stated capital of the Company is hereby reduced from $324,291.05 to $162,145.52 [as adjusted for the cancellation of the fractional shares] and the amount of $162,146.53 [as adjusted for the cancellation of fractional shares] is allocated to surplus.”

SK 23116 0001 782219

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP TANKERS INC.
(registrant)

Dated:  June 11, 2007                                                                                                               By:  /s/ Evangelos J. Pistiolis
                                                                                                                                                                 Evangelos J. Pistiolis
                                                                                                                                                                 Chief Executive Officer